Kindred Biosciences, Inc.
1555 Bayshore Highway, Suite 200
Burlingame, California 94010

January 28, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Kindred Biosciences, Inc.
    Registration Statement on Form S-3
    Filed January 15, 2021
    File No. 333-252173

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Kindred Biosciences, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on February 2, 2021, or as soon as practicable thereafter.
Thank you for your assistance in this matter.

Very truly yours,

KINDRED BIOSCIENCES, INC.

By:    /s/ Richard Chin
         Richard Chin, M.D.
         Chief Executive Officer